GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0854/05/LTR

5 May 2005

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America



Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 25 April 2005 (*Announcement – Scheduled date for release of the First Quarter 2005 Financial Results*);
- 27 April 2005 (*Resolutions Approved at the Forty-Second Annual General Meeting*);
- 27 April 2005 (*Announcement by Subsidiary Company, City e-Solutions Limited on Results of the Annual General Meeting regarding the Adoption of the Share Option Scheme*); and
- 4 May 2005 (*S$700,000,000 Medium Term Note Programme (the "Programme) – (1) Series No. 003 For S$50,000,000 4.90% Per Annum Unsecured Fixed Rate Notes Due 2005; and (2) Series No. 022 For S$30,000,000 3.30% Per Annum Unsecured Fixed Rate Notes Due 2005*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.
cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	25-Apr-2005 17:09:18
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Announcement – Scheduled date for release of the First Quarter 2005 Financial Results

Description

City Developments Limited will be announcing its first quarter financial results for the 3 months ended 31 March 2005 on 13 May 2005.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date : 25 April 2005

Attachments: Total size = **0**
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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2005 17:30:30
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Resolutions Approved At The Forty-Second Annual General Meeting

Description

This is to advise that all the ordinary resolutions proposed in the Notice of the Forty-Second Annual General Meeting dated 28 March 2005 have been duly passed by the members of the Company at the duly convened Forty-Second Annual General Meeting of the Company held on 27 April 2005 ("AGM").

Messrs Tan I Tong and Sim Miah Kian who are both over 70 years of age, retired from the Board and did not seek re-appointment as Directors of the Company at the AGM.

The Company extends its sincere appreciation to Messrs Tan I Tong and Sim Miah Kian, for their valuable contributions to the Group for more than 30 years.

Attachments:

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	27-Apr-2005 18:13:02
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Results of the Annual General Meeting regarding the Adoption of the Share Option Scheme
Description	Please refer to the attached file on the above.
Attachments:	CITYESOLUTION.pdf Total size = **27K** (2048K size limit recommended)


ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

RESULTS OF THE ANNUAL GENERAL MEETING REGARDING THE ADOPTION OF THE SHARE OPTION SCHEME

The Board is pleased to announce that at the annual general meeting of the Company held today, the ordinary resolution for adoption of the Share Option Scheme and termination of the 1997 Share Option Scheme was duly passed by the Shareholders.

Reference is made to the circular of City e-Solutions Limited dated 31 March 2005 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that at the annual general meeting of the Company held today, the ordinary resolution for adoption of the Share Option Scheme and termination of the 1997 Share Option Scheme was duly passed by the Shareholders.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 27 April 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely, Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely, Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Please also refer to the published version of this announcement in The Standard.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2005 17:32:01
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

S$700,000,000 Medium Term Note Programme (the "Programme") - (1) Series No. 003 For S$50,000,000 4.90% Per Annum Unsecured Fixed Rate Notes Due 2005; and (2) Series No. 022 For S$30,000,000 3.30% Per Annum Unsecured Fixed Rate Notes Due 2005

Description

We refer to the following unsecured fixed rate notes which were issued pursuant to the Programme of City Developments Limited (the "Issuer") and listed on the Singapore Exchange Securities Trading Limited :

1. S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 003 Notes") issued on 26 May 2000; and

2. $30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 022 Notes") issued on 9 May 2002.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that :

(a) the maturity date of the Series No. 022 Notes is 9 May 2005 and the Series No. 022 Notes will accordingly be redeemed and cancelled on 9 May 2005 by the Issuer; and

(b) the maturity date of the Series No. 003 Notes is 26 May 2005 and the Series No. 003 Notes will accordingly be redeemed and cancelled on 26 May 2005 by the Issuer.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date : 4 May 2005

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